Proxy Statement Pursuant to Section 14(a) of the Securities Exchange
Act of
1934

Filed by the Registrant [X]
Filed by a party other than the Registrant [   ]

Check the appropriate box:

[   ]  Preliminary proxy statement
[X]  Definitive proxy statement
[   ]  Definitive additional materials
[   ]  Soliciting material pursuant to Rule 14a-11(c) or Rule 14a-12

Greenwich Street Municipal Fund Inc.
(Name of Registrant as Specified in its Charter)

William Renahan
Name of Person Filing Proxy Statement

Payment of Filing Fee (Check appropriate box):
[X]	No fee required
[   ]	Fee computed on table below per Exchange Act Rules 14a-6(i)(4)
and 0-11.

(1)	Title of each class of securities to which the transaction
applies:

(2)	Aggregate number of securities to which transactions applies:

(3)	Per unit price or other underlying value of transaction
computed
pursuant to Exchange Act Rule 0-11:1

(4)	 Proposed maximum aggregate value of transaction:


[   ] Check box if any part of the fee is offset as provided by
Exchange Act
Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1) Amount previously paid:

(2) Form, schedule or registration statement no.:

(3) Filing party:

(4) Date filed:

                     GREENWICH STREET MUNICIPAL FUND INC.
                             388 Greenwich Street
                           New York, New York 10013

                            ----------------------

                   NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

                            ----------------------

                        To Be Held on September 8, 1999

To the shareholders of Greenwich Street Municipal Fund Inc.:

  Notice is hereby given that the Annual Meeting of Shareholders of GREENWICH STREET MUNICIPAL FUND INC. (the "Fund") will be held at the Fund's offices at 388 Greenwich Street, New York, New York, 22nd Floor, on September 8, 1999 at 9:30 A.M. (New York Time) for the following purposes:

    1. To elect one Class III director of the Fund (Proposal 1);

    2. To ratify the selection of KPMG LLP as independent auditors of the Fund for the fiscal year ended May 31, 2000 (Proposal 2); and

    3. To transact such other business as may properly come before the meeting or any adjournments thereof.

  The Board of Directors has fixed the close of business on July 21, 1999 as the record date for the determination of shareholders entitled to notice of, and to vote at, the meeting and any adjournments thereof.

                                       By Order of the Board of Directors

                                       Christina T. Sydor
                                       Secretary

New York, New York

August 6, 1999

                            ----------------------

YOUR VOTE IS IMPORTANT REGARDLESS OF THE SIZE OF YOUR HOLDINGS IN THE FUND. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, WE ASK THAT YOU PLEASE COMPLETE AND SIGN THE ENCLOSED PROXY CARD AND RETURN IT PROMPTLY IN THE ENCLOSED ENVELOPE WHICH NEEDS NO POSTAGE IF MAILED IN THE CONTINENTAL UNITED STATES. INSTRUCTIONS FOR THE PROPER EXECUTION OF PROXIES ARE SET FORTH ON THE INSIDE COVER.

                     INSTRUCTIONS FOR SIGNING PROXY CARDS

  The following general rules for signing proxy cards may be of assistance to you and avoid the time and expense to the Fund involved in validating your vote if you fail to sign your proxy card properly.

  1. Individual Accounts: Sign your name exactly as it appears in the registration on the proxy card.

  2. Joint Accounts: Either party may sign, but the name of the party signing should conform exactly to the name shown in the registration.

  3. All Other Accounts: The capacity of the individual signing the proxy should be indicated unless it is reflected in the form of registration. For example:

Registration                                                 Valid Signature
------------                                             -----------------------
Corporate Accounts
(1) ABC Corp. .......................................... ABC Corp.
(2) ABC Corp. .......................................... John Doe, Treasurer
(3) ABC Corp.
    c/o John Doe, Treasurer............................. John Doe
(4) ABC Corp. Profit Sharing Plan....................... John Doe, Trustee
Trust Accounts
(1) ABC Trust........................................... Jane B. Doe, Trustee
(2) Jane B. Doe, Trustee
    u/t/d 12/28/78...................................... Jane B. Doe
Custodian or Estate Accounts
(1) John B. Smith, Cust.
    f/b/o John B. Smith, Jr. UGMA....................... John B. Smith
(2) Estate of John B. Smith............................. John B. Smith, Executor

                     GREENWICH STREET MUNICIPAL FUND INC.
                             388 GREENWICH STREET
                           NEW YORK, NEW YORK 10013
                                (800) 451-2010

                            ----------------------

                                PROXY STATEMENT

                            ----------------------

                  FOR THE ANNUAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON SEPTEMBER 8, 1999

                                 INTRODUCTION

  This proxy statement is furnished in connection with the solicitation by the Board of Directors (the "Board") of the Greenwich Street Municipal Fund Inc. (the "Fund") of proxies to be voted at the Annual Meeting of Shareholders (the "Meeting") of the Fund to be held at the Fund's principal executive offices at 388 Greenwich Street, 22nd Floor, New York, New York 10013, on September 8, 1999 at 9:30 A.M. (New York Time), and at any adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders (the "Notice").

  The cost of soliciting proxies and the expenses incurred in preparing this Proxy Statement will be borne by the Fund. Proxy solicitations will be made mainly by mail. In addition, certain officers, directors and employees of the Fund; Salomon Smith Barney Inc. ("Salomon Smith Barney"), SSBC Fund Management Inc. ("SSBC" or the "Manager") (formerly known as Mutual Management Corp.), the Fund's investment manager, which is an affiliate of Salomon Smith Barney; and/or First Data Investor Services Group, Inc. ("First Data"), the Fund's transfer agent, may solicit proxies in person or by telephone, telegraph, or mail. Salomon Smith Barney and SSBC are each located at 388 Greenwich Street, New York, New York 10013; First Data is located at 101 Federal Street, Boston, Massachusetts 02110. In addition, the Fund will reimburse brokerage firms or other record holders for their expenses in forwarding solicitation materials to beneficial owners of shares of the Fund.

  The Annual Report of the Fund, including audited financial statements for the fiscal year ended May 31, 1999, has previously been furnished to all shareholders of the Fund. This proxy statement and form of proxy are first being mailed to shareholders on or about August 13, 1999. The Fund will provide additional copies of the Annual Report to any shareholder upon request by calling the Fund at 1-800-451-2010.

  All properly executed proxies received prior to the Meeting will be voted at the Meeting in accordance with the instructions marked thereon or otherwise as provided therein. Unless instructions to the contrary are marked, shares represented by the proxies will be voted "FOR" all the proposals listed in the Notice. For purposes of determining the presence of a quorum for transacting business at the Meeting, abstentions and broker "non-votes" (i.e. proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other persons entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) will be treated as shares that are present but which have not been voted. Because both proposals require a proportion of votes cast for their approval, abstentions and broker "non-votes" may influence whether a quorum is present but will have no impact on the requisite approval of a proposal. A quorum consists of the presence (in person or by proxy) of the holders of a majority of the outstanding shares of the Fund entitled to notice, of and vote at, the Meeting. Proposal 1 requires for approval the affirmative vote of a plurality of the votes cast at the Meeting with a quorum present. Proposal 2 requires for approval the affirmative vote of a majority of the votes cast at the Meeting with a quorum present. Any proxy may be revoked at any time prior to the exercise thereof by submitting another proxy bearing a later date or by giving written notice to the Secretary of the Fund at the Fund's address indicated above or by voting in person at the Meeting.

  The Board knows of no business other than that specifically mentioned in the Notice that will be presented for consideration at the Meeting. If any other matters are properly presented, it is the intention of the persons named in the enclosed proxy to vote in accordance with their best judgment to the extent permissible under applicable law.

  The Board of Directors of the Fund has fixed the close of business on July 21, 1999 as the record date (the "Record Date") for the determination of shareholders of the Fund entitled to notice of and to vote at the Meeting or any adjournment thereof. Shareholders of the Fund as of the Record Date will be entitled to one vote on each matter for each share held and a fractional vote with respect to fractional shares, with no cumulative voting rights. As of the Record Date, the Fund had outstanding 19,882,055.927 shares of Common Stock, par value $.001 per share, the only authorized class of stock, of which 19,544,300 shares (98.30%) were held but not beneficially owned by CEDE & Co., P.O. Box 20, Bowling Green Station, New York, New York 10004. As of the Record Date, no other person (including any "group" as that term is used in Section 13(d) of the Securities Exchange Act of 1934) to the knowledge of the Board, owned beneficially more than 5% of the outstanding shares of the Fund. As of the Record Date, the officers and Board members of the Fund as a group beneficially owned less than 1% of the outstanding shares of the Fund.

  In the event that a quorum is not present, or if sufficient votes in favor of the proposals set forth in the Notice and this Proxy Statement are not received by the time scheduled for the Meeting, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies with respect to any such proposals. In determining whether to adjourn the Meeting, the following factors may be considered: the nature of the proposals that are the subject of the Meeting, the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require the affirmative vote of a majority of the shares represented at the Meeting. The persons named as proxies will vote in favor of such adjournment those shares which they are entitled to vote and which have voted in favor of such proposals.

                                PROPOSAL NO. 1

                             ELECTION OF DIRECTOR

  The Board of Directors of the Fund is classified into three classes. The director serving in Class III has a term expiring at the Meeting; the Class III director currently serving on the Board has been nominated by the Board of Directors for re-election at the Meeting to serve for a term of three years (until the year 2002 Annual Meeting of Shareholders) or until his successor has been duly elected and qualified.

  The Board of Directors of the Fund knows of no reason why the Class III nominee listed below will be unable to serve, and such nominee has consented to serve if elected, but in the event of any such unavailability, the proxies received will be voted for such substitute nominee as the Board of Directors may recommend.

  Certain information concerning the nominee is set forth below. For any nominee or director indicated as owning shares of the Fund, such ownership constituted less than 1% of the outstanding shares of the Record Date. The nominee is currently a director of the Fund. Except as indicated, such individual has held the office shown or other offices in the same company for the last five years.

                  Persons Nominated for Election as Directors

                                                                   Number
                               Principal Occupations              of Shares
                              During Past Five Years,            Owned as of
         Name               Other Directorships, and Age        July 21, 1999
         ----               ----------------------------        -------------
 CLASS III DIRECTOR
 Dwight Crane         Professor, Harvard Business School;          606.240
  Director since 1992 Director Peer Review Analysis, Inc.; 61

  The remainder of the Board constitutes the Class I and Class II directors, none of whom will stand for election at the Meeting, as their terms will expire in the years 2000 and 2001, respectively. Directors affiliated with the Manager and considered an "interested person" of the Fund, as defined in the Investment Company Act of 1940, as amended (the "1940 Act") are indicated by an asterisk (*).

                        Directors Continuing in Office

                                                                     Number
                                 Principal Occupations              of Shares
                                During Past Five Years,            Owned as of
         Name                Other Directorships, and Age         July 12, 1999
         ----                ----------------------------         -------------
 CLASS I DIRECTORS
 Allan J. Bloostein    President of Allan J. Bloostein               624.564
  Director since 1992  Associates, a consulting firm; retired
                       Vice Chairman and Director of May
                       Department Stores; Director of CVS
                       Corporation and Taubman Centers Inc.;
                       69.
 Martin Brody          Consultant, HMK Associates; retired Vice      132.736
  Director since 1992  Chairman of the Board of Directors of
                       Restaurant Associates Corp.; Director of
                       Jaclyn, Inc,.; 78.
 CLASS II DIRECTORS
 Robert A. Frankel     Managing Partner of Robert A. Frankel         268.254
  Director since 1994  Management Consultants; formerly
                       Corporate Vice President of the Reader's
                       Digest Association Inc.,; 72
 William R. Hutchinson Group Vice President, Mergers &               102.283
  Director since 1995  Acquisitions BP Amoco p.l.c. since
                       January 1, 1999; formerly Vice
                       President - Financial Operations AMOCO
                       Corporation; Director of Associated Bank
                       and Director of Associated Banc-Corp.;
                       55.
 Heath B. McLendon*    Managing Director of Salomon Smith            710.465(a)
  Director since 1995  Barney; Director of 64 investment
                       companies associated with Citigroup;
                       President of SSBC; Chairman of Salomon
                       Smith Barney Strategy Advisers Inc. and
                       President of Travelers Investment
                       Adviser, Inc. ("TIA"); 66.
------------------

(a) Includes shares owned by members of this director's family.

            Section 16(a) Beneficial Ownership Reporting Compliance

  Section 16(a) of the Securities Exchange Act of 1934 and Section 30(h) of the 1940 Act require the Fund's officers and directors, and persons who beneficially own more than ten percent of a registered class of the Fund's equity securities, and certain entities to file reports of ownership with the Securities and Exchange Commission, the New York Stock Exchange, Inc. and the Fund. Based solely upon its review of the copies of such forms received by it, the Fund believes that, during fiscal year 1999, all filing requirements applicable to such persons were complied with.

  The Fund has no compensation or nominating committee of the Board of Directors, or any committee performing similar functions. The Fund has an audit committee composed of all the directors who are not "interested persons" of the Fund as defined in the 1940 Act (the "independent directors"), which is charged with recommending a firm of independent auditors to the Fund and reviewing accounting matters with the auditors.

  Five meetings of the Board of Directors of the Fund were held during the last fiscal year, four of which were regular meetings. In the last fiscal year, no director attended less than 75% of these meetings of the Board that were held.

  Only the independent directors receive remuneration from the Fund for acting as a director. Aggregate fees and expenses (including reimbursement for travel and out-of-pocket expenses) of $39,213.98 were paid to such directors by the Fund during the fiscal year ended on May 31, 1999. Fees for the independent directors, are set at $5,000 per annum and, in addition, these directors receive $500 for each Board meeting attended in person, $100 for each telephonic board meeting, plus travel and out-of-pocket expenses incurred in connection with Board meetings. The out-of-pocket expenses are borne equally by each individual fund in the group of funds served by the same Board members. None of the officers of the Fund received any compensation from the Fund for such period. Officers and interested directors of the Fund are compensated by the Manager or by Salomon Smith Barney.

  The following table shows the compensation paid by the Fund to each person who was a director during the Fund's last fiscal year:

                              COMPENSATION TABLE

                                                                   Number of
                                       Pension or                  Funds for
                                       Retirement       Total     Which Person
                        Aggregate   Benefits Accrued Compensation    Served
                       Compensation    as part of     from Fund   Within Fund
 Name of Person         from Fund    Fund Expenses     Complex      Complex
 --------------        ------------ ---------------- ------------ ------------
Martin Brody              $6,800          $ 0          $132,500        20
Dwight B. Crane            7,200            0           139,975        23
Allan J. Bloostein         7,200            0            90,500         9
Robert A. Frankel          7,300            0            72,250         9
William R. Hutchinson      7,200            0            42,450         7
Heath B. McLendon*             0            0                 0        64

-----------
 * Designates a director who is an "interested person" of the Fund.

  Upon attainment of age 80, Fund Directors are required to change to emeritus status. Directors Emeritus are entitled to serve in emeritus status for a maximum of 10 years during which time they are paid 50% of the annual retainer fee and meeting fees otherwise applicable to Fund Directors, together with reasonable out-of-pocket expenses each meeting attended. During the Fund's last fiscal year, aggregate compensation paid by the Fund to Directors Emeritus totaled $19,550.

  The following is a list of the current executive officers of the Fund, all of whom have been elected by the Board to serve until their respective successors are elected:

                                                         Principal Occupations
                    Offices and Positions    Period     During Past Five Years
  Name                 Held with Fund     Offices Held          and Age
  ----              --------------------- ------------  ----------------------
 Heath B. McLendon     Chief Executive    1992 to date (see table of directors
                       Officer,                        above)
                       Chairman of
                       the Board and
                       President
 Lewis E. Daidone      Senior Vice        1994 to date Managing Director of
                       President and                   Salomon Smith Barney;
                       Treasurer                       Senior Vice President
                                                       and Treasurer or
                                                       Executive Vice President
                                                       and Treasurer of 59
                                                       investment companies
                                                       associated with Salomon
                                                       Smith Barney; Director
                                                       and Senior Vice
                                                       President of SSBC and
                                                       TIA; 42.
 Joseph P. Deane       Vice President     1993 to date Managing Director of
                       and Investment                  SSBC; prior to July
                       Officer                         1993, Managing Director
                                                       of Shearson Lehman
                                                       Advisors; 51.
 Christina T. Sydor    Secretary          1994 to date Managing Director of
                                                       Salomon Smith Barney;
                                                       Secretary or Executive
                                                       Vice President and
                                                       General Counsel of 59
                                                       investment companies
                                                       associated with Salomon
                                                       Smith Barney; Secretary
                                                       and General Counsel of
                                                       SSBC and TIA; 48.
 Paul Brook            Controller         1998 to date Director of Salomon
                                                       Smith Barney; Controller
                                                       or Assistant Secretary
                                                       of 43 investment
                                                       companies associated
                                                       with Smith Barney; 45.

  The Board of Directors, including all of the independent directors, recommends that you vote "FOR" the election of nominees to the Board.

                                PROPOSAL NO. 2

               RATIFICATION OF SELECTION OF INDEPENDENT AUDITORS

  KPMG LLP ("KPMG") has been selected as the independent auditors to audit the accounts of the Fund for and during the fiscal year ending May 31, 2000 by a majority of the independent directors, which is subject to ratification by the shareholders at the Meeting. The entire Board concurred in the selection of KPMG, KPMG also serves as the independent auditors for the Manager, other investment companies associated with Salomon Smith Barney and for Citigroup, Inc. ("Citigroup"), the ultimate parent company of Salomon Smith Barney and the Manager. KPMG has no direct or material indirect financial interest in the Fund, the Manager, Citigroup or any other investment company sponsored by Salomon Smith Barney or its affiliates.

  If the Fund receives a written request from any shareholder at least five days prior to the Meeting stating that the shareholder will be present in person at the Meeting and desires to ask questions of the auditors concerning the Fund's financial statements, the Fund will arrange to have a representative of KPMG present at the Meeting who will respond to appropriate questions and have an opportunity to make a statement.

  The affirmative vote of a majority of votes cast at the Meeting is required to ratify the selection of KPMG. The Board of Directors, including all of the independent directors, recommends that the shareholders vote "FOR" the ratification of the selection of independent auditors.

                                 OTHER MATTERS

  The Manager knows of no other matters which are to be brought before the Meeting. However, if any other matters not now known or determined properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote such proxy in accordance with their judgment on such matters.

  All proxies received will be voted in favor of all the proposals, unless otherwise directed therein.

                      DEADLINE FOR SHAREHOLDER PROPOSALS

  Shareholder proposals intended to be presented at the 2000 Annual Meeting of the shareholders of the Fund must be received by April 21, 2000 to be included in the proxy statement and the form of proxy relating to that meeting, as the Fund expects that the 2000 Annual Meeting will be held in September of 2000. The submission by a shareholder of a proposal for inclusion in the proxy statement does not guarantee that it will be included. Shareholder proposals are subject to certain regulations under the federal securities laws.

  The persons named as proxies for the Annual Meeting of Shareholders for 2000 will have discretionary authority to vote on any matter presented by a shareholder for action at that meeting unless the Fund receives notice of the matter by May 31, 2000, in which case these persons will not have discretionary voting authority except as provided in the Securities and Exchange Commission's rules governing shareholder proposals.

  IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND THE MEETING ARE THEREFORE URGED TO COMPLETE AND SIGN, DATE AND RETURN THE PROXY CARD AS SOON AS POSSIBLE IN THE ENCLOSED POSTAGE PAID ENVELOPE.


                                       By Order of the Board of Directors,

                                       Christina T. Sydor
                                       Secretary

August 6, 1999

 FORM OF PROXY

GREENWICH STREET MUNICIPAL FUND INC.


Proxy Solicited By the Board of Directors

   The undersigned holder of shares of Common Stock of Greenwich Street Municipal Fund Inc. (the "Fund") a Maryland corporation, hereby appoints Heath B. McLendon, Christina T. Sydor and William Renahan as attorneys and proxies for the undersigned with full power of substitution and revocation, to represent the undersigned and to vote on behalf of the undersigned all shares of Common Stock of the Fund which the undersigned is entitled to vote at the Annual
Meeting of Shareholders of the Fund to be held at the offices of Salomon Smith Barney, 388 Greenwich Street, 22nd Floor, New York, New York, on September 8, 1999 at 9:30 a.m., and any adjournment or adjournments thereof. The undersigned hereby acknowledges receipt of the Notice of Meeting and Proxy Statement dated August 6, 1999 and hereby instructs said attorney and proxies to vote said shares as indicated hereon. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the meeting. A majority of the proxies present and acting at the Meeting in person or by substitute (or, if only one shall be so present, then that one) shall have and may exercise all of the power and authority of said proxies hereunder. The undersigned hereby revokes any proxy previously given.

SEE REVERSE SIDE

CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE

SEE REVERSE SIDE

X  Please mark votes as in this example.

This proxy, if properly executed, will be voted in the manner directed by the undersigned shareholder. If no direction is made, this proxy will be voted for election of the nominee as director and for proposal 2. Please refer to the Proxy Statement for a discussion of the Proposals.

The Board of Directors recommends a vote "FOR" the following proposals:

1.	ELECTION OF CLASS III DIRECTOR		FOR     WITHHELD
	Nominees:  Dwight Crane





2.	PROPOSAL TO RATIFY THE		FOR    AGAINST  ABSTAIN
	SELECTION OF KPMG
	LLP AS THE INDE-
	PENDENT AUDITORS  FOR THE
	FUND FOR THE FISCAL YEAR
	ENDING May 31, 2000.

MARK HERE FOR ADDRESS CHANGE AN NOTE AT LEFT

PLEASE SIGN, DATE AND RETURN PROMPTLY
IN THE ENCLOSED ENVELOPE

Note: Please sign exactly as your name appears on this proxy.
If joint owners, EITHER may sign this Proxy. When signing as attorney, executor, administrator, trustee, guardian or corporate officer, please give your full title.

Signature: ____________________________  Date: ________________

Signature: ____________________________  Date: ________________